SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Integra LifeSciences Holdings Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

       457985208

(CUSIP Number)

                              December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP No. 457985208	13G

1	NAME OF REPORTING PERSON: Tru St Partnership LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 9,891,205 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 9,891,205 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,891,205 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.74%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 9 Pages

CUSIP No. 457985208	13G

1	NAME OF REPORTING PERSON: Provco Leasing Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 9,891,205 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 9,891,205 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,891,205 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.74%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 9 Pages

Item 1.

(a)	Name of Issuer: Integra LifeSciences Holdings Corporation.

(b)	Address of Issuer's Principal Executive Offices: 1100 Campus Road, Princeton, NJ 08540.

Item 2.

(a)	Name of Person Filing: See (c) below.

(b)	Address of Principal Business Office or, if none, Residence: See (c) below.

(c)	Citizenship:

Tru St Partnership LP

795 East Lancaster Avenue, Suite 200

Villanova, Pennsylvania 19085

Pennsylvania limited partnership.

Provco Leasing Corporation

1105 N. Market Street, Suite 602

Wilmington, Delaware 19810

Delaware corporation.

(d)	Title of Class of Securities: common stock, $.01 par value.

(e)	CUSIP Number: 457985208.

Item 3.	Not applicable.

Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of December 31, 2020, Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 9,891,205 shares of common stock. Provco Leasing Corporation (“Provco Leasing”) is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 0 shares of common stock.

(b)	Percent of Class: Based on 84,272,671 shares of the Issuer’s common stock outstanding as of October 27, 2020 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2020: Tru St, may be deemed the beneficial owner of 11.74% of the Issuer’s common stock; and Provco Leasing may be deemed the beneficial owner of 11.74% of the Issuer’s common stock as of December 31, 2020.

(c)	The Reporting Persons have the power to vote or dispose of the number of shares as follows:

(i)	Sole power to vote or direct the vote. Tru St may be deemed to have sole power to vote or direct the vote of 0 shares of common stock.

Page 5 of 9 Pages

(ii)	Shared power to vote or direct the vote. As of December 31, 2020, Tru St and Provco may be deemed to share the power to vote or direct the vote with respect to 9,891,205 shares of common stock.

(iii)	Sole power to dispose or direct the disposition. Tru St has sole power to dispose or control the disposition of 0 shares of common stock.

(iv)	Shared power to dispose or direct the disposition. As of December 31, 2020, Tru St and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 9,891,205 shares of common stock.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification: Not applicable.

Page 6 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021.

TRU ST PARTNERSHIP LP		PROVCO LEASING CORPORATION

By:	/s/ Gary DiLella	By:	/s/ Gary DiLella
Name: Gary DiLella		Name: Gary DiLella
Its: Vice President		Its: Vice President

Page 7 of 9 Pages

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	8

Exhibit B	Joint Filing Agreement	9

Page 8 of 9 Pages

EXHIBIT A

Group Members

Tru St Partnership LP

Provco Leasing Corporation

Page 9 of 9 Pages

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $.01 per share of Integra LifeSciences Holdings Corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of February, 2021.

TRU ST PARTNERSHIP LP		PROVCO LEASING CORPORATION

By:	/s/ Gary DiLella	By:	/s/ Gary DiLella
Name: Gary DiLella		Name: Gary DiLella
Its: Vice President		Its: Vice President